MBI Financial, Inc.
1845 Woodall Rodgers, No. 1225
Dallas, Texas 75201
Tele. 214.468.0000   Fax 214.468.0001
May 5, 2006
Ms. Melissa Duru
U.S. Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 7010
Washington, D.C. 20549
          Re:    Local Telecom Systems, Inc. (the “Company”) Schedule 14c response to comments
Dear Ms. Duru:
          I am acting for the Company in connection with its Revised Preliminary Schedule 14C Information Statement filed April 14, 2006 (the “Pre R 14C”). I am writing to summarize and confirm the Securities and Exchange Commission’s comments to the Company’s, which you provided to me on May 1st.

Comment 1.	Please revise to include financial information with respect to the Acquisition of MBI Mortgage.

Response: We have included this request into Schedule 14c and any additional information pursuant to item 14 in Schedule 14a is not applicable in our case.

Comment 2.	Please include information in item 5 of Schedule 14C.

Response: Item 5 information is not required in our Revised 14C because we are not sending one information packet to shareholders who share the same address. Each shareholder, whether at the same addresses or not, will receive the information filed in our schedule 14C.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We are also aware that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing and the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 2, Local Telecom Systems, Inc. (the “Company”) Schedule 14c response to comments
Please call me at 210.275.7042 with any comments or questions regarding this letter, or if any of the foregoing does not accurately reflect the Securities and Exchange Commission’s comments, or omits any additional comments, to the Preliminary 14C.
Best regards,
Gary S. Gill, Partner
Tatum Group